SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 000-31006


                           NOTIFICATION OF LATE FILING

|X| Form 10-K          |_| Form 11-K         |_| Form 20-F        |_| Form 10-Q
|_| Form N-SAR

         For Period Ended: June 30, 2005

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR

     For the Transition Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant GIVEMEPOWER CORPORATION Former name if applicable Address of principal executive office 5925 - 12 Street SE, Suite 230 City, state and zip code Calgary, Alberta T2H 2M3, Canada


                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)


               |    (a)  The reasons  described in reasonable detail in Part III
               |         of  this   form   could  not  be   eliminated   without
               |         unreasonable effort or expense;
               |    (b)  The  subject   annual   report,   semi-annual   report,
               |         transition  report  on Form  10-K,  20-F,  11-K or Form
               |         10-Q, or portion thereof will be filed on or before the
               |         15th calendar day following the prescribed due date; or
  |X|          |         the subject  quarterly  report or transition  report on
               |         Form  10-Q,  or  portion  thereof  will be  filed on or
               |         before the fifth  calendar day following the prescribed
               |         due date; and
               |    (c)  The accountant's statement or other exhibit required by
               |         Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The compilation, dissemination and review of the information required to be presented in the Form 10-KSB for the relevant fiscal quarter has imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original due date.

                                     Part IV
                                Other Information

(1) Name and telephone number of person to contact in regard to this notification

      William W. Walton                  (403)             287-6001
      -----------------                ---------     -----------------
           (Name)                     (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             GiveMePower Corporation
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  September 29, 2005                  /s/ WILLIAM V. WALTON
                                            ---------------------------
                                            By: William V. Walton
                                            Title: Chief Executive Officer